UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______________ to _______________

Commission file number: 005-44653

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan
4582 S. Ulster St., Suite 1700
Denver, CO 80237

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.
13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J7E8
(404) 225-7000

KPMG

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Financial Statements and Supplemental Information

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Exhibit.

23.1 Consent of Independent Auditors to incorporation by reference in Form S-8.

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Table of Contents

Independent Auditors' Report

The Plan Committee
Agrium U.S. Retail 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule for 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
June 14, 2002

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

Assets		**2001**	**2000**
Investments, at fair value (note 5):			
Guaranteed investment contract	$	17,688,843	16,584,224
Mutual funds		42,378,042	42,631,553
Agrium Inc. common stock		5,057,887	7,354,783
Participant loans		2,204,299	2,069,925
Total investments		67,329,071	68,640,485
Receivables:			
Employer contributions		2,849,523	2,693,007
Participant contributions		261,558	225,777
Loan repayments		11,140	11,036
Total receivables		3,122,221	2,929,820
Total assets		70,451,292	71,570,305
Liabilities			
Excess contributions due to participants (note 1)		74,193	157,568
Net assets available for plan benefits	$	70,377,099	71,412,737

See accompanying notes to financial statements.

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions		
Additions to net assets attributed to:		
Net realized and unrealized depreciation in fair value of investments	$	(9,834,151)
Interest and dividends		2,450,920
		(7,383,231)
Contributions:		
Participants		5,406,377
Employer		5,913,836
		11,320,213
Total additions		3,936,982
Deductions and Transfers		
Deductions from net assets attributed to:		
Distributions paid to participants		4,925,041
Other, net		47,579
Total deductions		4,972,620
Affiliated 401(k) transfers		—
Net decrease		(1,035,638)
Net assets available for plan benefits:		
Beginning of year		71,412,737
End of year	$	70,377,099

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan sponsor, Agrium U.S. Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a) Plan Merger

During 2000, the Board of Directors of the Company, merged the Crop Production Services, Inc. Employee 401(k) Savings Plan and Trust (Crop Plan) into the Plan. Participant accounts in the Crop Plan were transferred to the Plan on August 31, 2000.

(b) Participant Eligibility and Contributions

Under the Plan, all full-time employees are eligible to immediately participate in the Plan. All employees not designated as full-time require 1,000 hours for participation. The Plan is administered by a committee of three or more persons appointed by the Company's Board of Directors (the Plan Committee).

Participants can elect to contribute up to 16% of their annual compensation, subject to the limits established by Internal Revenue Service (IRS) guidelines ($10,500 in 2001). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All eligible participants receive a basic Company contribution equal to 2% of their total compensation, as defined in the Plan, subject to IRS limits, without regard to any participant election to contribute to the Plan. In addition, the Company makes a matching contribution in an amount equal to 100% of the first 2% of the participants' elective compensation contributions. The Plan also provides that the Company, at its discretion, may make additional contributions which, if made, are allocated among all active participants based upon each participant's contributions for the year.

(c) Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. Company contributions to the Plan and earnings thereon vest to the participants based upon their years of service, as follows:

Years of service	Vesting percentage
Less than 5	50%
5 or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant's years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and are used to reduce Company contributions, unless applied

(Continued)

sooner to pay Plan administrative expenses. Forfeited amounts totaled $109,283 for the year ended December 31, 2001.

(d) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant's vested account.

(e) ***Distributions***

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. The average deferral percentage of certain highly compensated employees exceeded that of nonhighly compensated employees by more than the amount permitted by Section 401(k) of the Internal Revenue Code (IRC) for the Plan years ended December 31, 2001 and 2000. Plan assets in the amount of $70,112 and $157,568, respectively, were identified as excess salary deferrals for highly compensated employees and have been reflected as a liability to these participants at December 31, 2001 and 2000.

(f) ***Administrative Expenses***

For the Plan year ended December 31, 2001, Plan administrative expenses were paid directly from forfeited amounts. All other Plan expenses incurred in this period were paid directly from Plan assets.

(g) ***Participant Loans***

Participants are allowed to borrow up to 50% of their account balance, with a maximum loan amount of $50,000. Participant loans have terms ranging from one to five years. The loans are secured by the balance in the participant's account and bear interest at prevailing market rates, as determined by the Plan administrator. Interest rates on participant loans range from 6% to 11%.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(Continued)

(c) Distributions

Distributions are recorded when paid.

(d) Valuation of Investments

Investments in mutual funds, guaranteed investment contracts, and common stock are valued at fair value determined by the quoted market price. Participant loans are valued at unpaid principal balance which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(3) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 22, 1997, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their accounts. The Plan provides that, upon termination of the Plan, net assets would be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

(Continued)

(5) Investments

		December 31, 2001	December 31, 2000
Investment securities greater than 5% of net assets available for plan benefits:			
SEI Stable Asset Fund	$	17,688,843	16,584,224
SEI Large Cap Growth Fund		15,651,405	19,126,444
SEI Diversified Moderate Growth Fund		11,997,259	13,589,046
SEI Core Fixed Income Fund		6,085,699	4,649,243
Agrium Inc. common stock		5,057,887	7,354,783
		56,481,093	61,303,740
Investment securities less than 5% of net assets available for plan benefits:			
SEI S&P 500 Index Fund		3,348,780	2,860,546
SEI Large Cap Value Fund		2,373,258	1,473,675
SEI Small Cap Value Fund		1,219,297	9,203
SEI International Equity Fund		787,145	876,785
SEI Small Cap Growth Fund		641,446	36,586
SEI Diversified Global Stock Fund		212,781	9,604
SEI Diversified Conservative Fund		60,972	421
Participant loans		2,204,299	2,069,925
		10,847,978	7,336,745
Total investments	$	67,329,071	68,640,485

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,834,151 as follows:

Mutual funds	$	8,997,410
Agrium Inc. common stock		836,741
	$	9,834,151

AGRIUM U.S. RETAIL 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer and description of investment	Shares/ units		Current value
SEI Stable Asset Fund (1)	17,688,843	$	17,688,843
SEI Large Cap Growth Fund (1)	801,403		15,651,405
SEI Diversified Moderate Growth Fund (1)	1,068,322		11,997,259
SEI Core Fixed Income Fund (1)	587,990		6,085,699
Agrium Inc. common stock (1)	570,160		5,057,887
SEI Index S&P 500 Index Fund (1)	94,759		3,348,780
SEI Large Cap Value Fund (1)	129,052		2,373,258
SEI Small Cap Value Fund (1)	72,794		1,219,297
SEI International Equity Fund (1)	89,448		787,145
SEI Small Cap Growth Fund (1)	41,464		641,446
SEI Diversified Global Stock Fund (1)	21,109		212,781
SEI Diversified Conservative Fund (1)	6,247		60,972
Participant loans, interest rates from 8% to 11%, secured by participant's vested account	2,204,299		2,204,299
Total assets held at end of year		$	67,329,071

(1) Identified party-in-interest

Note: Information on cost of the investments is excluded as all investments are participant directed.

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit 23.1 Consent of KPMG LLP.

Exhibit 23.1

Consent of Independent Auditors

Board of Directors
Agrium Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Agrium Inc. of our report dated June 14, 2002, relating to the statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, and related supplemental schedule as of December 31, 2001, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Agrium U.S. Retail 401(k) Savings Plan.

KPMG LLP

KPMG LLP

Denver, Colorado
June 27, 2002

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Administrative Committee of the Agrium U.S. Retail 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: 6/28/02

Agrium U.S. Retail 401(k) Savings Plan
(Name of Plan)

By: ____________________
/s/ Richard L. Gearheard